EXHIBIT 12
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Thousands of dollars)
	Six Months Ended June 30,
	2002	2001
Earnings:
Income from continuing operations	$26,570	$43,623
Add:
Income taxes	10,350	22,060
Amortization of capitalized interest	1,313	1,289

	38,233	66,972

Adjustments to earnings for fixed charges:
Interest and other financial charges	30,317	36,452
Interest attributable to rentals	817	863

	31,134	37,315

Earnings as Adjusted	$69,367	$104,287

Total Fixed Charges Above	$31,134	$37,315

Ratio of Earnings as Adjusted to Total Fixed Charges	2.23	2.79